Exhibit 4.6
DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of January 31, 2020, Okta, Inc. (“Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Securities Act”): our Class A common stock.

DESCRIPTION OF CLASS A COMMON STOCK

Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.0001 par value per share, 120,000,000 shares of Class B common stock, $0.0001 par value per share and 100,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended January 31, 2020.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

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if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock, together as one class, and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock- Limitations on the Rights of Holders of Class A Common Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to an aggregate of 100,000,000 shares of undesignated preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

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Dual Class Stock. As described above in “-Class A Common Stock and Class B Common Stock-Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides our Class B common stockholders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.

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Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions may prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

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Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

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Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

●	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

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Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of the voting power of our then outstanding common stock.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021.
Listing
Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “OKTA.”